Exhibit 99.2

10 April 2018

Motif Bio plc

(“Motif Bio” or the “Company”)

Motif Bio Reports Fiscal Year 2017 Results

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced financial results for the year ended December 31, 2017.

Dr. Graham Lumsden, Chief Executive Officer, said: “Motif Bio made tremendous progress in 2017, accomplishing several critical milestones, including announcing positive topline results from two Phase 3 clinical trials with iclaprim in acute bacterial skin and skin structure infections and publishing and presenting important clinical and other data about iclaprim.  These activities have laid the foundation for success in 2018, when we plan to complete regulatory submissions for iclaprim in both the U.S. and Europe, continue pre-commercialisation activities to increase awareness of iclaprim in the medical community and amongst hospital formulary committees and finalise our commercialisation strategy for the U.S.  We look forward to reporting our achievements in the months ahead as we get closer to bringing iclaprim to the market.”

Corporate and Development Highlights

•                  Positive topline results announced with iclaprim in the REVIVE-2 Phase 3 study in the treatment of patients with acute bacterial skin and skin structure infections (ABSSSI).

•                  Detailed results from the REVIVE-1 Phase 3 study in ABSSSI published in the peer-reviewed medical journal, Clinical Infectious Diseases.

•                  New preclinical data with iclaprim presented at ID Week 2017.  Data from an in vivo study in methicillin-resistant Staphylococcus aureus (MRSA) lung infections showed improved survival rates with iclaprim treatment compared to vancomycin, in addition to a significantly greater reduction in bacterial colony forming units (CFUs).  In an in vitro study, data showed that iclaprim, at concentrations below those that inhibit bacterial growth, suppresses toxin production.

•                  Cystic Fibrosis Foundation award received to fund important in vitro testing that will help to advance the development of iclaprim for the treatment of lung infections in patients with cystic fibrosis. This is the first award that the Company has received from the Cystic Fibrosis Foundation.

•                  Dr. Craig T. Albanese, Chief Operating Officer of the Morgan Stanley Children’s Hospital, appointed as a non-executive director on May 5, 2017.

Full Year 2017 Financial Results Highlights

•                  Motif Bio reported a net loss of $44.8 million, or $(0.19) per share (basic and diluted), for 2017 compared to a net loss of $40.3 million, or $(0.35) per share (basic and diluted), for the same period in 2016.

•                  Research and development (R&D) costs for 2017 were $29.5 million compared to $34.8 million for 2016. R&D costs in 2017 decreased compared to the previous year mainly due to lower clinical research organization (CRO) costs as a result of the completion of the two iclaprim Phase 3 clinical trials in ABSSSI.  This was partially offset by increases in chemistry, manufacturing and controls (CMC) costs; employee benefits, including share-based compensation; and other R&D expenses.

•                  General and administrative expenses for 2017 were $8.5 million compared to $4.9 million for 2016. The increase was primarily due to the costs associated with being a public company in both the United Kingdom and the U.S.; increases in employee benefits, including non-cash share-based compensation, due to an increase in the number of employees; and increases in the costs of outside professional and advisory services.

•                  Raised $23.7 million of net proceeds through an equity fundraising placed with new and existing investors in the UK, Europe and the U.S.

•                  Debt financing of $20 million successfully completed; $15 million has been drawn down.

•                  Gross cash and cash equivalents were $22.7 million as of December 31, 2017.

•                  As of December 31, 2017, the Company had 263.5 million ordinary shares outstanding.

Post Period End Highlights

•                  Initiated a rolling submission of a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) for iclaprim in ABSSSI in March 2018; submission expected to be completed in the second quarter of 2018.

Motif Bio will file later today its U.S. Annual Report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (SEC). The Form 20-F will be available to download, either from the Investors section of the Company website www.motifbio.com or the SEC website at www.sec.gov. An electronic version of the UK Annual Report and Accounts will be made available on Motif Bio’s website under “AIM Investors” in due course and announced when available.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Northland Capital Partners Limited (BROKER)	+44 (0)203 861 6625
David Hignell/John Howes/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (US PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Notes to Editors

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of ABSSSI, one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike many standard of care antibiotics, iclaprim is only minimally cleared via the kidneys (<2% of the administered dose was recovered unchanged in the urine). No nephrotoxicity was observed with iclaprim in the REVIVE Phase 3 trials and dosage adjustment has not been required in patients with renal impairment.

Iclaprim has an underutilised mechanism of action compared to other antibiotics.  Clinical and microbiology data indicate iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. Additionally, data support that the inactive metabolites of iclaprim clear through the kidneys. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Iclaprim has been granted orphan drug designation by the U.S. FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F to be filed with the SEC on April 10, 2018, which will be available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.

Chairman’s Statement

Motif Bio plc and its wholly-owned subsidiary Motif Biosciences, Inc. (“Motif” or the “Group”) finalized the acquisition of iclaprim about three years ago.  In that period of time Motif has become a publicly listed company, with a presence on NASDAQ as well as on the London Stock Exchange.  We have successfully completed two Phase 3 pivotal trials, bringing to over 1,400 the number of people given iclaprim, and we are busily preparing to submit two applications for marketing approval during 2018 - a New Drug Application (“NDA”) to the Food and Drug Administration (“FDA”) in the US and a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) in Europe.  We currently expect a decision from the FDA during the first quarter of 2019, which, assuming it is positive, should allow the drug to be launched quickly thereafter.  To become a revenue generating business in about four years from when the company initiated the iclaprim program would be a considerable accomplishment.

When we acquired the rights to iclaprim in 2015, our in-depth review had convinced us that the drug had the potential to be an efficacious antibiotic with a good safety profile and a number of distinctive features that should give it a special place in the anti-infective armamentarium. For example, iclaprim’s safety profile could make it a good candidate to address a growing unmet medical need — patients hospitalized with acute bacterial skin and skin structure infections (“ABSSSI”) who have other health problems and are at high risk of vancomycin-associated acute kidney injury (“VA-AKI”).  It is estimated that around 10% of hospitalized patients with ABSSSI treated with standard of care vancomycin develop VA-AKI, and the proportion of hospitalized patients with risk factors for VA-AKI is growing.  We also plan to develop iclaprim for hospital-acquired bacterial pneumonia (“HABP”), including ventilator-associated bacterial pneumonia (“VABP”), infections that are often caused by methicillin resistant Staphylococcus aureus (“MRSA”).

It was clear from the pre-clinical data that iclaprim may have an important role to play in the treatment of respiratory infections.  That was borne out by the successful demonstration to the FDA of its potential in the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis, which are a tragic cause of mortality in a majority of the victims of this terrible condition.  As a result, the FDA granted Motif Bio the orphan drug designation we were seeking for this indication.  While we prudently chose to first proceed with two well-controlled clinical trials in ABSSSI, which will be the basis of our NDA submission to the FDA, we are aware of the acute medical need for novel agents for lung infections in patients with cystic fibrosis, hospital acquired pneumonia, and other infections of the lung, where current treatment options are few and mortality is very high and plan to develop iclaprim further for these indications.

The U.S. government, as well as government agencies in the UK and other countries, have been taking increasingly important steps to foster the development of novel anti-infective agents.  Their concern to do this has been driven by the inexorable march of anti-microbial resistance, an unfortunate fact of life with these critical and life-saving pharmaceutical agents.  Many of today’s established medical procedures, ranging from cancer treatment to surgeries of all kinds, would not be possible without the availability of effective anti-infective drugs.  The passage of the GAIN (Generating Antibiotic Incentives Now) Act in 2012 in the US made possible the program we have undertaken to bring iclaprim to market.  Because of the passage of time and patent expiry, that otherwise would not have been possible without the QIDP (Qualified Infectious Disease Product) designation we have been granted under the Act.  The passage of the 21st Century Cures Act in December 2016, which was designed to help accelerate medical product development and bring new innovations and advances to patients who need them faster and more efficiently, was an equally important watershed moment in the regulatory climate for iclaprim.  Many of the provisions of this Act refer specifically to anti-infectives, while some of the provisions that apply to all novel medicines should broaden Motif Bio’s ability to make iclaprim available to a far larger patient population than would have been possible without this legislation.  In addition, we are encouraged by the actions of the new FDA Commissioner, who has embraced the need to make far-reaching changes to the way in which novel medical technology is made available to patients without compromising the safety concerns of all such innovations.  Last year was a banner year with 46 new drug approvals by the FDA, a 21-year high point. We also saw a welcome surge in approvals, submissions, and clinical trial results for antibiotics. Motif Bio was the beneficiary of this shift in priorities last summer when the FDA announced a commitment to clear the backlog of orphan drug applications and granted iclaprim orphan drug designation in a very timely manner. Pharmaceutical products are necessarily and rightly developed and marketed in a highly-regulated environment and the positive changes in the regulatory machinery that rules our lives seem to be continuing and bode well for the future.

The anticipated transition from a promise in the Spring of 2015 to a reality by the Spring of 2019 would not be possible without incredible effort and dedication by the Motif Bio team and support from our shareholders.  Large clinical trials are very expensive and in order to complete our two trials we were obliged to raise a considerable amount of capital, in both London and New York.  The number of new drugs undergoing clinical trials has been growing rapidly in recent years and has put pressure on the resources available in clinical trial sites around the world.  This has increased the cost of all clinical trials and placed additional constraints on the ability to recruit patients into the trials, which in turn means that to be competitive, sponsors must pay the higher prices if the trials are to be completed on time.  Raising the large amounts of capital needed to make all this possible has been a constant preoccupation of the Board since we completed the AIM IPO in 2015.  Last year we were able to raise over US $25 million in an equity placing in June and in November we were able to raise an additional US $20 million through a US debt facility, US $5 million of which remains undrawn.  We continue to devote a considerable amount of time and effort in the US, in particular, to the communication of iclaprim and the investment opportunity in Motif.  The US remains by far the broadest and most active pool of investment capital devoted to health care and life sciences and we remain committed to gaining broad support for the Company in the US which our ADS listing on NASDAQ has made possible.  As we continue to pursue our continued clinical development, regulatory approval and commercialization of iclaprim and fund our operations at current cash expenditure levels, we will be required to raise additional capital within the next year.  Furthermore, we have disclosed that certain control deficiencies in our financial reporting processes constituted material weaknesses as of December 31, 2017 and 2016.  Although we are a small public company, we have implemented and are planning additional substantial changes in our internal control over financial reporting, as we remediate these material weaknesses during the ensuing periods.

I would like to close by expressing our appreciation for the dedication and hard work of the Motif team and to my fellow Board members, who continue to play an active role in supporting the management team.  I would like to say again how pleased we are to have Dr. Craig Albanese join the Board.  His insights into the US hospital management systems and practices are a vital addition to the Board’s deliberations as we approach the commercial launch of iclaprim.

Richard C.E. Morgan

Chairman

April 10, 2018

Chief Executive Officer’s Statement

In 2017, Motif made tremendous progress, accomplishing several critical milestones that laid the foundation for success in 2018.

Iclaprim — Exciting potential in treating serious hospital infections not adequately addressed by current treatments

We announced positive topline results from our two Phase 3 clinical trials (REVIVE-1 and REVIVE-2) evaluating iclaprim versus standard of care vancomycin in patients with acute bacterial skin and skin structure infections (ABSSSI).  In both trials, iclaprim met the FDA pre-specified primary endpoint of non-inferiority of early clinical response at the early time point.  We believe that these results satisfy the requirements for regulatory submissions in 2018 seeking marketing approval for iclaprim in patients with acute bacterial skin and skin structure infections (ABSSSI) in the U.S. and Europe.

If approved, iclaprim may satisfy an important and growing unmet medical need that is not being addressed by current standard of care antibiotics — namely, patients hospitalized with serious infections who have other health problems and are at high risk of vancomycin-associated acute kidney injury (VA-AKI). Vancomycin is one of the standard of care antibiotics used today in hospitals for patients with ABSSSI, but it has known kidney toxicity risk. It is estimated that around 10% of hospitalized patients with ABSSSI treated with vancomycin develop VA-AKI. Risk factors for VA-AKI include obesity, diabetes, age 65+, moderate to severe kidney impairment or a prior history of VA-AKI. The proportion of hospitalized patients with these risk factors is growing. No kidney toxicity was seen with iclaprim in the REVIVE Phase 3 clinical trials.

Subject to future funding, Motif is planning to develop iclaprim for two additional indications.  Hospital acquired bacterial pneumonia (HABP), which includes ventilator-associated bacterial pneumonia (VABP), is diagnosed in approximately 1.4 million patients annually in the U.S. Approximately 40% of patients are infected with Gram-positive bacteria, such as methicillin-resistant Staphylococcus aureus (MRSA), the type of bacteria that iclaprim is effective against. Despite existing antibiotic therapies, the all-cause mortality rate associated with HABP/VABP is up to 47%.  Additionally, VABP prolongs hospitalization by approximately eleven days and is associated with excess cost of approximately $40,000 per patient.  Promising data were seen in an earlier Phase 2 trial that showed that iclaprim improved clinical cure and reduced mortality in patients with HABP/VABP caused by Gram-positive bacteria. The results were published in a peer-reviewed medical journal in 2017.

In 2017, iclaprim was granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis (CF).  Some 80% or more of patients with CF die as a result of respiratory infections caused by a variety of bacteria; so, there is an urgent need to treat these infections quickly and effectively. In vivo data evaluating the therapeutic potential of iclaprim in MRSA lung infections published in 2017 showed that iclaprim treatment resulted in a significantly greater reduction in bacterial colony forming units (CFUs) compared to vancomycin.  In January 2018, we announced that Motif had received an award from the Cystic Fibrosis Foundation, a leader in the search for a cure for CF, to fund important in vitro testing that will help to advance the development of iclaprim for this indication.

Increasing awareness of iclaprim amongst the infectious disease community

While getting a new medicine approved is the first and most important step towards making it available to patients, the long-term success of a product is dependent on key activities that begin well in advance of regulatory approval.  In order for doctors to prescribe a new intravenous antibiotic, the antibiotic must first be approved and available on hospital formularies. Secondly, physicians must be aware of the new antibiotic, and they must understand how it can help their patients — and which patients — better than existing treatment options. During 2017, Motif was hard at work to increase awareness of iclaprim in the infectious disease community.  For example, data on iclaprim were presented at IDWeek 2017 in October and ECCMID 2017 in April.  IDWeek is an important U.S. scientific conference for infectious disease doctors, and ECCMID is one of the most important European conferences for this community.  Additionally, data from the REVIVE-1 trial were published in a major medical journal in December.  Motif also held several advisory boards during the year to garner insight from key scientific leaders.  We expanded our clinical advisory board to include three leaders in the infectious diseases field - Thomas Lodise, PharmD, PhD; Thomas Holland, MD, MSc-GH and William O’Riordan, MD.  With their extensive knowledge and research on infectious diseases, particularly ABSSSI, and on the cost of treating patients with a suboptimal antibiotic, these specialists have given us invaluable insight into where iclaprim might best fit in the treatment paradigm.  For instance, Dr. Lodise’s research indicates that VA-AKI among hospitalized ABSSSI patients may result in additional hospital costs of about $17,000 per patient due to longer length of stay in hospital, the need for kidney specialist consultations and acute dialysis.  In an environment where healthcare costs are spiraling, iclaprim may have the potential to help hospitals avoid such additional costs in the treatment of high-risk patients.

Our work to build awareness of iclaprim among the infectious disease community continues in 2018.  Hospital pharmacists, key members of antibiotic formulary decision-making in hospitals, are an important audience.  We have already had various data on iclaprim published, resulting in several publications in peer-reviewed journals, and were pleased to announce that the REVIVE-2 Phase 3 results, as well as other iclaprim data, will be presented at ECCMID in April 2018.  We are planning to expand our conference presence this year to include the American Society of Hospital Pharmacists (ASHP) and American Society of Microbiology (ASM).

Increasing awareness of Motif in the investment community

Other critical work we conducted during 2017 was to raise awareness of Motif in the investment community.  While we are known in the UK and Europe, we need to increase awareness of Motif and iclaprim in the U.S. investment community. The team held over 70 meetings with investors and research analysts on both sides of the Atlantic in 2017.

In addition to participating in various investor conferences, in 2017 we hosted our first investor and analyst event. Held in New York in September, the event was well attended and featured talks from five scientific leaders who discussed iclaprim and the unmet needs in treating hospital infections, including issues with current treatments and potential impact on costs.  Our investor outreach work is continuing in 2018, and already in the first quarter of the year we have held a number of meetings with investors and participated in several investor events.

2018 — a transformative year

We expect 2018 to be another transformative year for the Company.  Our team has been working around the clock to get the NDA submitted to the FDA as expeditiously as possible.  We then will turn our efforts to the Marketing Authorization Application (MAA) for Europe and whilst a significant portion of this has been progressed in parallel with the NDA, we expect to be in a position to submit a MAA in the second half of 2018.

The team is working closely with the Board of Directors to ensure that we have sufficient resources to carry out our plans.  In 2017, we completed a successful equity financing, raising over $25 million through a placement in the UK and secured $20 million through a debt financing.  As is always the case for development-stage biotech companies, we continuously assess our financing needs and access to capital, which is why we filed a shelf registration in the U.S. early in 2018.  This gives us flexibility to take advantage of funding opportunities as and when they arise.

In addition, we are also evaluating the various options we have for commercializing iclaprim in the U.S.  These options include partnering with a revenue-generating company or a late development-stage company in the hospital space, where there could be synergies and efficiencies by combining forces and utilizing a specialized sales force more effectively.  We could also use a commercial outsourcing company or could build our own commercial organization.  These are all viable options, each with its own set of pros and cons.  The Company is in discussion with several potential partners and views partnering as its preferred strategy.  Whilst we have not committed to a single path, we continue our pre-commercialization efforts to raise awareness of iclaprim in the infectious disease/hospital communities.  We continue to speak with potential partners for other territories, with a focus on Europe and Japan.

In conclusion, I would like to thank you, our shareholders, for your continued support.  I would also like to thank the dedicated individuals on our Motif team for their tireless efforts.  And I would like to thank the doctors, patients and their loved ones for their willingness to participate in our clinical trials.  At the end of the day, they are the focus and the reason we are in this business.  We are excited about the year ahead and about the potential for iclaprim to truly make a difference in people’s lives.

Dr. Graham Lumsden

Chief Executive Officer

April 10, 2018

Strategic Report

Strategy and Business Model

The Group’s business strategy is to develop novel antibiotics that are designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. The Group’s lead product candidate, iclaprim, is being developed for the treatment of the most common and serious bacterial infections such as ABSSSI and HABP, including those caused by resistant strains such as MRSA.  Positive results from two pivotal Phase 3 clinical trials in ABSSSI were announced in 2017 and are serving as the basis for the New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA), which has been submitted on a rolling basis and is expected to be completed in the second quarter of 2018. Assuming the NDA is accepted for filing by the FDA, Motif expects the FDA to make a decision on the application in the first quarter of 2019.  A Phase 3 clinical trial to determine the efficacy of iclaprim in HABP is planned to start in 2018, subject to receipt of appropriate funding.  Additionally, iclaprim is in preclinical testing for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and was granted orphan drug designation by the FDA for this indication in 2017.

The Group is evaluating commercialization options for its product candidate iclaprim in the US and plans to partner with other companies for commercialization in other countries. The Group expects to generate revenues from sales of its product candidates once they are approved. In addition, the Group expects to be able to enter into commercialization agreements in one or more territories, which could result in cash payments from partners in the form of upfront payments, progress-based milestone payments and/or royalties on sales. Until the Group is able to successfully commercialize its pharmaceutical products, it expects to continue to generate losses until revenues from these sources exceed operating costs.  The Board expects to be able to raise sufficient capital to support the Group’s commercialization strategy.

The Group’s goal is to help physicians to treat hospitalized patients with serious and life-threatening infections by building a leading, fully integrated biopharmaceutical company dedicated to the development and commercialization of novel antibiotics, designed to be effective against multi-drug resistant bacteria as detailed in the preceding paragraphs.

Business Review

The Group’s results for the year are set out in the consolidated statement of comprehensive loss.

General and administrative expenses increased by $3.6 million, to $8.5 million, in the year ended December 31, 2017, compared to $4.9 million in the year ended December 31, 2016.  This increase was primarily attributable to an increase in employee compensation and benefits of $0.7 million and non-cash stock-based compensation expense of $0.6 million.  Legal, professional and advisory fees increased due to the: (i) increasing costs associated with being a public company in the United Kingdom and in the United States; (ii) costs associated with 2017 financing activities; and (iii) increased costs of outside professional services, including commercial evaluation and strategy services, investor relations and other consulting services.

Research and development (R&D) expenses decreased by $5.3 million, to $29.5 million, in the year ended December 31, 2017, compared to $34.8 million in the year ended December 31, 2016. This decrease was primarily attributable to the completion of the Phase 3 clinical trial program in 2017 for iclaprim in ABSSSI.  R&D expenses for the year ended December 31, 2017 included $22.1 million for contract research organization direct and indirect expenses, which represented a decrease of $8.3 million for similar costs incurred in 2016.  The decrease was partially offset by a $2.3 million increase in costs relating to other clinical operating activities, chemistry, manufacturing and control (CMC) requirements and other non-clinical development activities.

Net cash provided by financing activities amounted to $38.5 million for the year ended December 31, 2017.  This resulted from $23.7 million of net proceeds from the June 2017 equity issuance of 66,666,667 new ordinary shares at £0.30 per share and $14.4 million of net proceeds from a term loan borrowing under the November 2017 Hercules Loan Agreement.

At December 31, 2017 and 2016, the Group had cash and cash equivalents of approximately $22.7 million and $21.8 million, respectively. The Company does not expect to generate significant revenue from product sales unless and until the Group obtains regulatory approval for and successfully commercializes iclaprim or future product candidates.  The Company anticipates that it will continue to generate losses for the foreseeable future as the Company continues the development of and seeks regulatory approvals for its product candidates and begins to commercialize any approved products.

Operations have been financed primarily by net proceeds from the issuance of ADSs on the NASDAQ Capital Market, the issuance of ordinary shares on AIM, the net proceeds of a Hercules Loan Agreement entered into in November 2017 and, prior to the AIM IPO in 2015, the issuance of convertible promissory notes to related parties.

Selected peer companies developing antibiotics, including Achaogen, Melinta, Nabriva, and Paratek, are regularly followed and studied as benchmarks for clinical development timelines, product pricing, capital requirements, financial metrics, and market positioning. Qualitative and quantitative market research is used to identify and assess market opportunities for novel antibiotics.

Going Concern

As of December 31, 2017, the Group had $22.7 million in cash. Net cash used in operating activities was $37.4 million for the year ended December 31, 2017. Net loss for the year ended December 31, 2017 was $44.8 million.  The Group has incurred ongoing losses and negative cash flows as a result of costs mainly related to the clinical development of iclaprim and expect to incur losses for the next several years as revenue from expected iclaprim sales and/or licensing agreements are not expected to fully cover the cost of additional research and development of iclaprim as well as commercialization costs. The directors are unable to predict the extent of any future losses or when the Group and Company will become profitable, if at all.

The Group will be required to raise additional capital within the next year to continue the development and commercialization of iclaprim and to continue to fund operations at the current cash expenditure levels. The directors cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Group raises additional funds by issuing equity securities, its stockholders may experience significant dilution.  If the Group is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back, or discontinue the development and/or commercialization of is existing and future product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; and/or (iii) relinquish or otherwise dispose of rights on unfavorable terms to technologies, existing and future product candidates or products that the Group would otherwise seek to develop or commercialize itself.

These financial statements have been prepared under the assumption that the Group and Company will continue as a going concern. Due to the Group and Company’s recurring and expected continuing losses from operations, the directors have concluded there is material uncertainty which may cast significant doubt about the Group and Company’s ability to continue as a going concern for at least one year from the issuance of these financial statements without additional capital becoming available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Principal Risks and Uncertainties

The principal risks faced by the Group, and the actions taken to mitigate them, are shown in the table below:

Risk	Description	Principal mitigation
Financial

The successful development of the Group’s assets requires financial investment which can come from revenues, commercial partners, or investors. Failure to generate additional funding from these sources may compromise the Group’s ability to execute its business plans or to continue in business.

The Group has successfully engaged with investors to generate significant cash resources which, providing it can raise sufficient additional development capital, are considered sufficient to fund current plans for the clinical development of the Group’s lead antibiotic, iclaprim. See Going Concern discussion above.

Intellectual property (IP)

In common with other companies engaged in pharmaceutical development, the Group faces the risk that IP rights necessary to exploit its research and development efforts may not be adequately secured or defended. The Group’s IP may also become obsolete, preventing commercial exploitation.

The Group actively manages its IP, engaging with specialists to apply for and defend IP rights in appropriate territories. As the Group currently has no iclaprim patents, it will depend on the already granted QIDP (Qualified Infectious Disease Product) designation under the GAIN (Generating Antibiotic Incentives Now) Act to provide 10 years’ market exclusivity within the US. Outside the US, the Group will depend on similar provisions from regulatory agencies in different territories and on the commercialization partners it is able to attract.

Research and development

The Group may not generate further attractive drug candidates and candidates already in development may fail preclinical testing or clinical trials because of lack of efficacy, unacceptable side effects, or insurmountable challenges in conducting studies adequate to support regulatory approvals. Practical issues, such as the inability to devise acceptable formulations for products or the inability to manufacture products at acceptable cost, may also lead to failure of candidates in development.

The Lead product candidate, iclaprim, has successfully completed a comprehensive preclinical and clinical development program and the safety and efficacy profile is well understood. Two positive Phase 3 trials in ABSSSI have been completed; the results of which will be included in the Group’s regulatory applications for marketing approval in the United States and Europe.

Regulatory

Drug development is a highly regulated activity governed by different regulatory authorities in different jurisdictions. It can be difficult to predict the exact requirements of different regulatory bodies. Decisions by regulators may lead to delays in development and approval of drugs

The Group’s drug development team includes specialists in regulatory affairs who consult with other experts to ensure that internal control processes and clinical trial designs meet current regulatory requirements. The Group also engages directly with

	or lack of marketing authorizations in some or all territories.	regulatory authorities when appropriate.

Commercial and economic

The Group may be unable to effectively commercialize or license its products to partners or may not be able to execute licensing deals that provide significant revenues. Development of alternative technologies or products may undermine the Group’s capacity to generate revenue from commercialization of its assets. If the Group’s drugs are commercialized, they may not generate significant revenues if their use and sale are restricted by regulators or by failure of healthcare payers to provide adequate reimbursement of drug costs.

The Group consults with commercial, clinical, and scientific experts to assess the payer and prescriber environment and the potential impact of competing products or changes in the economic landscape pertaining to hospital infections. The Group actively monitors the performance of key competitors in terms of pricing, market share, and prescribing behavior.

Operational	The Group may not be able to recruit and retain appropriately qualified staff. Facilities and other resources may become unavailable.

The Group’s recruitment processes are tailored to identify and attract the best candidates for specific roles. The Group aims to provide competitive rewards and incentives to staff and directors and informally benchmarks the level of benefits it provides against similar companies.

The electorate in the United Kingdom voted in favor of leaving the EU (referred to as “Brexit”).

On March 29, 2017, the U.K. government delivered to the European Council notice of its intention to leave the EU by March 29, 2019.

Brexit could impair the Group’s ability to transact business in EU countries. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replicate or replace.

Any of these effects of Brexit, and others we cannot anticipate, could adversely affect the Group’s business, business opportunities, results of operations, financial condition and cash flows

Brexit has already and could continue to adversely affect European and/or worldwide economic and market conditions and could continue to contribute to instability in the global financial markets. The long-term effects of Brexit will depend in part on any agreements the United Kingdom makes to retain access to EU markets following the United Kingdom’s withdrawal from the EU.

The Group has and will continue to monitor the implications of Brexit leveraging experienced financial and legal advisors.

Information technology (“IT”) and cyber security

The Group’s third-party hosted computer systems, or those of our research partners or other contractors, consultants or future collaborators, may fail or suffer security breaches, which could result in a disruption of our drug

The Group routinely monitors the risks associated with information technology and cyber security and will continue to monitor its third-party IT provider and current and future collaborators implemented security measures.

product development programs and planned commercial activities.

Key Performance Indicators

The Directors do not consider traditional financial measures, such as EBIT, to be key performance indicators at this stage of the business.  However, the Directors closely monitor the Company’s cash position. The principal focus of the Group is preparations related to the submission of the NDA to the US FDA and the MAA to the European Medicines Agency (EMA) and related regulatory follow up, as well as activities related to pre-commercialization and partnering.

Substantial shareholdings

As of March 1, 2018, the Group was aware that the following shareholders each had holdings of 3% or more of the issued share capital of the Group.

As of March 1, 2018	Holding	%
Invesco Asset Management Limited	65,465,260	24.79
Amphion Innovations plc	37,150,645	14.07
Bank of America Merrill Lynch (1)	18,674,188	7.07
Sand Grove Capital (2)	13,257,448	5.02
Aviva Investors plc	11,209,053	4.24

(1) This information is based on information contained in a TR-1 Notification sent to us on January 12, 2018 by Bank of America Corporation disclosing an indirect voting interest in our ordinary shares. The principal address of Bank of America Merrill Lynch is 2 King Edward Street, London, EC1A 1HQ, United Kingdom.

(2) This information is based on information contained in a TR-1 Notification sent to us on October 5, 2017 by Sand Grove Capital Management LLP disclosing a cash-settlement equity contract for difference. The principal address of Sand Grove Capital Management LLP is 35 Dover Street, 4th Floor, London W1S 4NQ.

Environmental and Social Matters

The Directors do not consider the disclosure of environmental and social matters to be necessary to the understanding of the business or its annual performance.

Greenhouse Gas Emissions

It is not practical for the Group to obtain information on its emissions as information is not available.

Our People

At December 31, 2017, the Company’s Board was made up of nine directors (7 men and 2 women). The senior management (namely, the Chief Executive Officer, Chief Financial Officer and Chief Medical Officer) consisted of all men.  At the end of the year, there were 5 additional employees of the Company (3 men and 2 women).

Approved by the Board and signed on its behalf by:

Jonathan E. Gold

Chief Financial Officer

April 10, 2018

Motif Bio plc

Consolidated statement of comprehensive loss

For the year ended December 31, 2017

		Year	Year	Year
		ended	ended	ended
		December 31, 2017	December 31, 2016	December 31, 2015
	Note	US $	US $	US $

Continuing operations

General and administrative expenses	4	(8,541,396)	(4,912,150)	(3,577,180)
Research and development expenses	4	(29,475,293)	(34,794,815)	(4,680,940)
Gains on settlement of contract disputes	4	—	83,320	5,027

Operating loss		(38,016,689)	(39,623,645)	(8,253,093)

Interest income	4	133,612	69,754	15,028
Interest expense	4	(275,449)	(383,259)	(268,216)
Net foreign exchange losses		(238,289)	(250,926)	(9,644)
Loss from revaluation of derivative liabilities	14	(6,391,551)	(135,939)	—

Loss before income taxes		(44,788,366)	(40,324,015)	(8,515,925)

Income tax	7	(22,000)	(287)	(774)

Net loss for the year		(44,810,366)	(40,324,302)	(8,516,699)

Total comprehensive loss for the year		(44,810,366)	(40,324,302)	(8,516,699)

Net loss per share	8
Basic and diluted per share *		$(0.19)	$(0.35)	$(0.14)
Weighted average number of ordinary shares, basic and diluted		231,530,091	116,558,191	61,225,922

* In accordance with IAS 33 “Earnings per share”, shares are not diluted where the entity has reported a loss for the year.

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of financial position

As at December 31, 2017

		December 31, 2017	December 31, 2016
	Note	US $	US $

ASSETS
Non-current assets
Intangible assets	9	6,195,748	6,195,748
Other non-current assets		23,075	—
Total non-current assets		6,218,823	6,195,748

Current assets
Prepaid expenses and other receivables	10	317,584	401,064
Cash		22,651,475	21,829,632
Total current assets		22,969,059	22,230,696

Total assets		29,187,882	28,426,444

LIABILITIES
Non-current liabilities
Term loan, net of deferred financing costs	13	14,057,147	—
Other non-current liabilities	13	22,758	—
Total non-current liabilities		14,079,905	—

Current liabilities
Trade and other payables	12	10,889,554	12,319,117
Payable on completion of clinical trial	9	500,000	500,000
Derivative liabilities	14	12,626,299	5,798,058
Total current liabilities		24,015,853	18,617,175

Total liabilities		38,095,758	18,617,175

Net (liabilities) / assets		(8,907,876)	9,809,269

EQUITY
Share capital	17	3,589,201	2,728,199
Share premium	17	80,872,838	57,348,694
Group reorganization reserve	17	9,938,362	9,938,362
Accumulated deficit		(103,308,277)	(60,205,986)

Total (deficit) / equity		(8,907,876)	9,809,269

The notes are an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issue on April 9, 2018. They were signed on its behalf by:

Director

Richard C.E. Morgan

Motif Bio plc

Company statement of financial position

At December 31, 2017 and 2016

		December 31, 2017	December 31, 2016
	Note	US $	US $

ASSETS
Non-current assets
Investment	19	40,519,390	38,951,647
Total non-current assets		40,519,390	38,951,647

Current assets
Prepaid expenses and other receivables	10	249,152	349,368
Cash		629,257	21,817,489
Receivable from Motif Bio Inc.		47,733,088	3,294,823
Total current assets		48,611,497	25,461,680

Total assets		89,130,887	64,413,327

LIABILITIES
Trade and other payables	12	159,975	96,916
Derivative liabilities	14	12,626,299	5,798,058
Total current liabilities		12,786,274	5,894,974

Total liabilities		12,786,274	5,894,974

Net assets		76,344,613	58,518,353

EQUITY
Share capital	17	3,589,201	2,728,199
Share premium	17	80,872,838	57,348,694
Reorganization reserve		(544,378)	(544,378)
Loss for the period		(8,266,961)	(2,221,872)
Issue of share capital		25,416,301	19,599,378
Cost of issuance		(1,734,562)	(3,370,155)
Exercise of share options and warrants		703,401	117,313
Share-based payments		1,708,075	255,830
Conversion of promissory note		—	3,550,786
Accumulated deficit		(7,573,048)	(1,014,162)

Total equity		76,344,613	58,518,353

The notes are an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issue on April 9, 2018.  They were signed on its behalf by:

Director

Richard C.E. Morgan

Motif Bio plc

Consolidated statements of changes in equity

For the year ended December 31, 2017

				Group
		Share	Share	reorganization	Accumulated
		capital	premium	reserve	deficit	Total
	Note	US $	US $	US $	US $	US $

Balance at December 31, 2014		1,110	3,964,455	—	(14,884,023)	(10,918,458)

Loss for the year		—	—	—	(8,516,699)	(8,516,699)
Total comprehensive loss for the year		—	—	—	(8,516,699)	(8,516,699)
Conversion of promissory notes		3,573	6,275,213	—	—	6,278,786
Group reorganization		539,267	(10,239,668)	9,938,362	—	237,961
Issue of share capital	17	1,095,805	41,334,240	—	—	42,430,045
Cost of issuance		—	(2,898,693)	—	—	(2,898,693)
Exercise of share options and warrants		5,536	98,733	—	—	104,269
Issue of warrants to acquire assets		—	—	—	2,340,373	2,340,373
Share-based payments	16	—	—	—	665,124	665,124

Balance at December 31, 2015		1,645,291	38,534,280	9,938,362	(20,395,225)	29,722,708

Loss for the year		—	—	—	(40,324,302)	(40,324,302)
Total comprehensive loss for the year		—	—	—	(40,324,302)	(40,324,302)
Issue of share capital	17	897,812	18,701,566	—	—	19,599,378
Cost of issuance	17	—	(3,370,155)	—	—	(3,370,155)
Conversion of promissory notes	17	177,786	3,373,000	—	—	3,550,786
Exercise of share options and warrants	17	7,310	110,003	—	—	117,313
Share-based payments	16	—	—	—	513,541	513,541

Balance at December 31, 2016		2,728,199	57,348,694	9,938,362	(60,205,986)	9,809,269

Loss for the year		—	—	—	(44,810,366)	(44,810,366)
Total comprehensive loss for the year		—	—	—	(44,810,366)	(44,810,366)
Issue of share capital	17	846,667	24,569,634	—	—	25,416,301
Cost of issuance		—	(1,734,562)	—	—	(1,734,562)
Exercise of share options and warrants	17	14,335	689,072	—	—	703,407
Share-based payments	16	—	—	—	1,708,075	1,708,075

Balance at December 31, 2017		3,589,201	80,872,838	9,938,362	(103,308,277)	(8,907,876)

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Company statement of changes in equity

For the year ended December 31, 2017

		Share	Share	Reorganization	Accumulated
		capital	premium	reserve	earnings	Total
	Note	US $	US $	US $	US $	US $

Balance at November 20, 2014		—	—	—	—	—

Loss for the year		—	—	—	(1,757,475)	(1,757,475)
Total comprehensive loss for the year		—	—	—	(1,757,475)	(1,757,475)
Group reorganization		544,378	—	(544,378)	—	—
Issue of share capital	17	1,095,377	41,334,240	—	—	42,429,617
Cost of issuance		—	(2,898,693)	—	—	(2,898,693)
Exercise of share options and warrants		5,536	98,733	—	—	104,269
Issue of warrants issued to acquire assets		—	—	—	2,340,373	2,340,373
Share-based payments	16	—	—	—	368,982	368,982

Balance at December 31, 2015		1,645,291	38,534,280	(544,378)	951,880	40,587,073

Loss for the year		—	—	—	(2,221,872)	(2,221,872)
Total comprehensive loss for the year		—	—	—	(2,221,872)	(2,221,872)
Issue of share capital	17	897,812	18,701,566	—	—	19,599,378
Cost of issuance		—	(3,370,155)	—	—	(3,370,155)
Conversion of promissory notes	17	177,786	3,373,000	—	—	3,550,786
Exercise of share options and warrants	17	7,310	110,003	—	—	117,313
Share-based payments	16	—	—	—	255,830	255,830

Balance at December 31, 2016		2,728,199	57,348,694	(544,378)	(1,014,162)	58,518,353

Loss for the year		—	—	—	(8,266,961)	(8,266,961)
Total comprehensive loss for the year		—	—	—	(8,266,961)	(8,266,961)
Issue of share capital	17	846,667	24,569,634	—	—	25,416,301
Cost of issuance		—	(1,734,562)	—	—	(1,734,562)
Exercise of share options and warrants	17	14,335	689,072	—	—	703,407
Share-based payments	16	—	—	—	1,708,075	1,708,075

Balance at December 31, 2017		3,589,201	80,872,838	(544,378)	(7,573,048)	76,344,613

The notes are an integral part of these consolidated financial statements

Motif Bio plc

Consolidated statements of cash flows

For the years ended December 31, 2017

		Year ended	Year ended	Year ended
		December 31, 2017	December 31, 2016	December 31, 2015
	Note	US $	US $	US $

Operating activities
Operating loss for the year		(38,016,689)	(39,623,645)	(8,253,093)
Adjustments to reconcile net loss to net cash used in activities:
Share-based payments	16	1,708,075	513,541	325,908
Warrant issued for services performed	14	109,431	—	—
Gain on settlement of contract disputes	4	—	(83,320)	(5,027)
Interest receivable	4	133,612	69,754	15,028
Taxation payable		—	(287)	(774)
Changes in operating assets and liabilities:
Prepaid expenses and accounts receivable		60,405	(233,407)	(155,578)
Accounts payable and other accrued liabilities		(1,429,563)	11,415,353	75,852

Net cash used in operating activities		(37,434,729)	(27,942,011)	(7,997,684)

Financing activities
Proceeds from issuance of promissory notes		—	—	704,210
Proceeds from issuance of term loan	13	15,000,000	—	—
Costs of issuance of term loan	13	(575,970)	—	—
Proceeds from issue of share capital	17	25,416,301	24,995,980	38,660,106
Costs of issuance of share capital	17	(1,734,562)	(3,370,155)	(2,559,477)
Proceeds from exercise of warrants and options	17	419,004	117,313	62,739
Interest paid	4	(70,833)	(314,916)	(268,216)

Net cash provided by financing activities		38,453,940	21,428,222	36,599,362

Net change in cash		1,019,211	(6,513,789)	28,601,678
Cash, beginning of the year		21,829,632	28,594,347	3,281
Effect of foreign exchange rate changes		(197,368)	(250,926)	(10,612)

Cash, end of the year		22,651,475	21,829,632	28,594,347

Non-cash investment activity
Acquisition of intangible asset with equity issuances		—	—	6,195,748
Non-cash financing activity
Conversion of notes payable to ordinary shares		—	3,550,786	—
Fair value of warrants issued in conjunction with issuance of share capital		—	5,662,119	—
Fair value of warrants issued in conjunction with issuance of term loan		419,573	—	—

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Company statement of cash flows

For the year ended December 31, 2017

		Year ended	Year ended
		December 31, 2017	December 31, 2016
	Note	US $	US $

Operating activities
Operating loss for the year		(1,827,148)	(1,903,861)
Adjustments to reconcile net loss to net cash used in activities:
Share-based payments		140,331	255,830
Interest receivable	4	133,609	69,718
Warrants issued for services performed		109,431	—
Changes in operating assets and liabilities:
Prepaid expenses and other receivables		100,216	(2,883,360)
Accounts payable and other accrued liabilities		62,659	39,428

Net cash used in operating activities		(1,280,902)	(4,422,246)

Investing activities
Capital contributions to subsidiary, after acquisition		—	(23,472,036)
Due from Motif Bio Inc.		(43,810,709)	(322,758)

Net cash used in investing activities		(43,810,709)	(23,794,794)

Financing activities
Proceeds from issue of share capital	17	25,416,301	24,995,980
Costs of issuance of share capital	17	(1,734,562)	(3,370,155)
Proceeds from exercise of warrants and options	17	419,004	117,313

Net cash provided by financing activities		24,100,743	21,743,138

Net change in cash		(20,990,868)	(6,473,902)
Cash, beginning of the period		21,817,489	28,543,181
Effect of foreign exchange rate changes		(197,364)	(251,790)

Cash, end of the year		629,257	21,817,489

The notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements of Motif Bio plc

For the year ended December 31, 2017

1. General information

Motif Bio plc is a clinical stage biopharmaceutical company which specializes in developing and commercializing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria.

Motif Bio Limited (“the Company”) was incorporated in England and Wales on November 20, 2014 with company registration number 09320890.  The Company’s registered office is at: 201 Temple Chambers, 3-7 Temple Avenue, London EC4Y 0DT, U.K.  On April 1, 2015, the Company was re-registered as a public company limited by shares and changed its name to Motif Bio plc.  Motif BioSciences Inc. was incorporated in the US State of Delaware on December 2, 2003 and has its registered office at 251 Little Falls Drive, Wilmington, Delaware, 19808.  On April 1, 2015, Motif BioSciences Inc. became a wholly owned subsidiary of the Company by way of a group reorganization by plan of merger.  The principal place of business is 125 Park Avenue, 25th Floor, New York, NY, 10017, USA. The Company’s country of domicile is the U.K.

The consolidated financial statements include the accounts of Motif Bio plc and its wholly owned subsidiary, Motif BioSciences Inc. (“the Group”).

The financial statements were approved by the Board of Directors on April 9, 2018.

Going concern

As of December 31, 2017, the Group had $22.7 million in cash. Net cash used in operating activities was $37.4 million for the year ended December 31, 2017. Net loss for the year ended December 31, 2017 was $44.8 million. The Company had US $0.6 million in cash as of December 31, 2017. The Group and Company expect to incur losses for the next several years as it expands its research, development and clinical trials of iclaprim and prepare for commercialization upon regulatory approval of iclaprim. The Group and Company are unable to predict the extent of any future losses or when the Group and Company will become profitable, if at all.

The Group and Company will be required to raise additional capital within the next year to continue the development and commercialization of current product candidate and to continue to fund operations at the current cash expenditure levels. The Group and Company cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that the Group and Company raise additional funds by issuing equity securities, its stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Group’s and Company’s ability to conduct business. If the Group and Company are unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that the Group and Company would otherwise seek to develop or commercialize itself on unfavorable terms.

These financial statements have been prepared under the assumption that the Group and Company will continue as a going concern. Due to the Group’s and Company’s recurring and expected continuing losses from operations, as well as significant amounts of outstanding payables and accrued expenses, the Group and Company have concluded there is a material uncertainty which may cast significant doubt in the Group’s and Company’s ability to continue as a going concern within one year of the issuance of these financial statements without additional capital becoming available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Significant events

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing, with the remaining $5.0 million available upon the achievement of certain milestones anticipated in 2018, or at Hercules’ discretion. The terms include an initial interest-only period of 15 months, extendable to 21 months on the achievement of certain milestones; a 30-month capital and interest repayment period thereafter; an interest rate of 10% tied to the U.S. prime rate and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. Under the Hercules Loan Agreement, the Group issued Hercules warrants to purchase up to 73,452 of its American Depositary Shares (ADSs) at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million.

On June 23, 2017, the Group placed 66,666,667 new ordinary shares at 30 pence per share and received $23,681,739 of net proceeds.

On November 18, 2016, the Group announced the pricing of the underwritten U.S. offering and European placement, which were concurrently conducted, of 71,633,248 ordinary shares, comprised of 22,863,428 ordinary shares plus 2,438,491 ADSs (representing 48,769,820 ordinary shares at a 20 to 1 ratio). The Group offered 48,769,820 ordinary shares in a U.S. firm commitment offering in the form of 2,438,491 ADSs, together with warrants to purchase 1,219,246 ADS Warrants. Each ADS represents 20 of the Group’s ordinary shares and was sold together with 0.5 of an ADS Warrant in a fixed combination. Each full ADS Warrant is exercisable for one ADS at an exercise price of $8.03 per ADS, exercisable from the date of issuance until five years thereafter. In Europe, the Group offered in a concurrent placement on a best efforts basis 22,863,428 ordinary shares, together with warrants to purchase 11,431,714 ordinary shares. Each ordinary share was sold together with 0.5 of an Ordinary Share Warrant in a fixed combination. Each full Ordinary Share Warrant is exercisable for one ordinary share at an exercise price of £0.32 ($0.40), exercisable from the date of issuance until five years thereafter. The offering price of the ADSs and ADS Warrants in the U.S. offering was $6.98 per ADS and ADS Warrant combination, and the offering price of the Group’s ordinary shares and Ordinary Share Warrants in the European placement was £0.28 ($0.35) per ordinary share and Ordinary Share Warrant combination. Net proceeds to the Group following the offering, after deducting underwriting discounts and commissions and offering expenses of approximately $3.5 million, were approximately $21.5 million. None of the underwriting discounts and commissions or other offering expenses were paid to Directors or Officers of the Group or their associates or to persons owning 10 percent or more of any class of the Group’s equity securities or to any affiliates of the Group. H.C. Wainwright & Co., LLC was the underwriter for the above described offering.

On September 7, 2016, the Group amended and restated the convertible notes with Amphion Innovations plc and Amphion Innovations US Inc. to provide that any outstanding principal under the notes as of the maturity date will be paid to the holders on the maturity date, at the Group’s election, through the issuance of (i) a number of ordinary shares, based on the conversion price set forth in the notes, or (ii) a number of ADSs, which is equal to a number determined by dividing the number of ordinary shares the holder would otherwise be entitled to by the then applicable ADS to ordinary share ratio. The amended and restated convertible promissory notes also provide that except in the event of a default, no interest will accrue or be payable with respect to the amounts due under the notes. In consideration for its agreement to forego interest payments under its convertible promissory notes, the Group issued 409,000 ordinary shares to Amphion Innovations plc. The amended and restated notes also permit the Group or the holders to convert all or any portion of the outstanding principal under the notes into ordinary shares or ADSs (as determined by the Group) at any time prior to the maturity date.

In December 2016, the Group issued 14,510,770 new ordinary shares following the conversion of convertible promissory notes by Amphion Innovations plc and Amphion Innovations US Inc. The notes totaled US $3,550,786 and were converted in accordance with their terms at US $0.2447 per share.

Group reorganization and initial public offering

On February 18, 2015, the Company incorporated a Delaware subsidiary, Motif Acquisition Sub, Inc. On December 31, 2014 Motif BioSciences Inc., the Company, and Motif Acquisition Sub, Inc. entered into an agreement where, upon the Company’s admission to AIM of the London Stock Exchange on April 2, 2015, Motif Acquisition Sub, Inc. merged with and into Motif BioSciences Inc. and Motif BioSciences Inc. continued as the surviving entity and became a wholly-owned subsidiary of the Company. Prior to the merger, Motif BioSciences Inc. completed a reverse stock split in order to increase the share price of Motif BioSciences Inc. so that the share price was closer to the Company’s admission price. The former Motif BioSciences Inc. stockholders were issued 36,726,242 ordinary shares of the Company in a share-for-share exchange for their common stock in Motif BioSciences Inc. so that the former Motif BioSciences Inc. stockholders owned an equivalent number of ordinary shares in the Company as the number of shares of common stock that they had previously owned in Motif BioSciences Inc. All outstanding, unexercised, and vested stock options for shares of common stock in Motif BioSciences Inc. were converted into options for ordinary shares of the Company (Note 16).

This was a common control transaction and therefore outside the scope of IFRS 3—Business Combinations. The transaction has therefore been accounted for as a group reorganization and the Group is presented as if the Company has always owned Motif BioSciences Inc. The comparatives presented in these financial statements therefore represent the results and capital structure of the Company. The reserve on consolidation represents the difference between the nominal value of the shares of the Company issued to the former stockholders of Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the transaction. As stated, the nominal value of the Company shares was used in the calculation of the reorganization reserve.

On April 2, 2015, the Company was admitted to AIM and issued 14,186,140 ordinary shares at a price of £0.20 per share.

On July 22, 2015, the Company completed a subsequent placing of 44,000,000 ordinary shares at a price of £0.50 per share.

Acquisition of Nuprim Assets

On April 1, 2015, Motif BioSciences Inc. acquired the assets owned by Nuprim Inc. (“Nuprim”), a Maryland corporation, related to iclaprim (the “Nuprim Assets”). Motif BioSciences Inc. issued 1,513,040 (post-reverse stock split) shares of common stock to the shareholders of Nuprim that were held in escrow until the closing of the reorganization. These shares of common stock in Motif BioSciences Inc. were converted into ordinary shares of the Company upon the Company’s admission to AIM on April 2, 2015. Upon admission, 9,805,400 ordinary shares of the Company and 9,432,033 warrants were issued to the former Nuprim shareholders (Note 9).

2.    Significant accounting policies

a.              Basis of preparation

The accounting policies set out below have been applied consistently to all periods presented in this financial information. The accounting policies have been applied consistently across the Group.

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and with the Companies Act 2006 applicable to companies reporting under IFRS. This basis of preparation describes how the financial statements have been prepared in accordance with IFRS. The financial statements have been prepared under the historical cost convention as modified for financial instruments (including derivative instruments) at fair value through the income statement. A summary of the more important Group accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of revenue and expenses during the period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Company has taken advantage of the exemption in Section 408 of the Companies Act 2006 to not present its own Statement of Comprehensive Loss. The loss for the Company for the year was US $8.3 million (2016: US $2.2 million loss).

a.  New and amended standards effective from January 1, 2017

Amendments to IAS 7, Disclosure Initiative, was adopted with an effective date of January 1, 2017. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.  The Group believes that the disclosure contained herein adequately satisfy this requirement. The only balance sheet liability for which cash flows are classified as financing activities is the term loan with Hercules Capital, Inc. The cash inflow in the year in respect of the term loan was $14.4 million, net of issuance costs and non-cash movement of $0.4 million for the issuance of warrants. The net movement and resulting closing balance is further detailed in Note 13.

There are no other new standards and amendments that have been applied from January 1, 2017, which have had an impact on the Group’s or Company’s financial statements.

New standards and interpretations not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting periods covered by these consolidated financial statements and have not been early adopted by the Group or Company.

The new standards potentially relevant to the Group or Company are discussed below.

IFRS 2, Share-based Payments (as amended) — Effective date — January 1, 2018.  The Group currently plans to apply IRFS 2 initially on January 1, 2018.  IFRS 2 related to the classification and measurement of share-based payment transactions. The amendments are intended to eliminate diversity in practice regarding (i) accounting for cash-settled share-based payment transactions that include a performance condition, (ii) share-based payments in which the manner of settlement is contingent on future events, (iii) share-based payments settled net of tax withholdings, and (iv) modification of share-based payment transactions from cash-settled to equity-settled. Based on the initial assessment, this standard is not expected to have a material impact on the Group.

IFRS 9, Financial Instruments (as revised in 2014) — Effective date — January 1, 2018, with early adoption permitted.  The Group currently plans to apply IRFS 9 initially on January 1, 2018. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements.  Although the Group and Company are currently evaluating the potential implications of this standard, the Group and Company do not believe the adoption of this standard will have a material impact at this time, based on the current stage of the assessment.

IFRS 15, Revenue from Contracts with Customers — Effective date — January 1, 2018, with early adoption permitted. — IFRS 15 establishes a comprehensive guideline for determining when to recognize revenue and how much revenue to recognize. The Group currently has no revenues, therefore, the adoption of IFRS 15 is not expected to have a material impact on the Group, however, the Group will continue to reassess the potential impact of the adoption of this guidance.

IFRS 16, Leases — Effective date — January 1, 2019 — IFRS 16 will replace IAS 17.  It will eliminate the distinction between classification of leases as finance or operating leases for lessees.  The adoption of IFRS 16 is not expected to have a significant impact on the Group’s net results or net assets, however, the Group will continue to reassess the potential impact of the adoption of this guidance as the effective date becomes closer.

Principles of consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control.  The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are deconsolidated from the date that control ceases.

Intercompany transactions, balances, and unrealized gains on transactions between Group companies are eliminated.  Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

When the Group ceases to consolidate because of a loss of control, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss.  This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture, or financial asset.

b.   Segment reporting

The chief operating decision-maker is considered to be the Board of Directors of Motif Bio plc. The chief operating decision-maker allocates resources and assesses performance of the business and other activities at the operating segment level. In addition, they review the IFRS consolidated financial statements.

The chief operating decision-maker has determined that Motif has one operating segment-to support its strategy for the development and commercialization of pharmaceutical formulations. The Group maintains space and has some activities in the U.K.; however, the finance and most other management functions take place in the U.S.

c.   Foreign currency translation

(a) Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States Dollars (US $), which is Motif Bio plc’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

d.  Research and development costs

Expenditure on drug development activities is capitalized only if all of the following conditions are met:

•                  it is probable that the asset will create future economic benefits;

•                  the development costs can be measured reliably;

•                  technical feasibility of completing the intangible asset can be demonstrated;

•                  there is the intention to complete the asset and use or sell it;

•                  there is the ability to use or sell the asset; and

•                  adequate technical, financial, and other resources to complete the development and to use or sell the asset are available.

These conditions are generally met when a filing is made for regulatory approval for commercial production.  Otherwise, costs on research activities are recognized as an expense in the period in which they are incurred.

At this time, the Group does not meet all conditions and therefore development costs are recorded as expense in the period in which the cost is incurred.

The Company’s preclinical studies and clinical trials have been performed utilizing third-party contract research organizations (“CROs”) and other vendors. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, duration of enrollment, percentage of work completed to date and contract milestones achieved. The Company monitors patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and status meetings and review of contractual terms. Estimates are dependent on the timeliness and accuracy of data provided by the CROs and other vendors. In this event, the Company could record adjustments to research and development expenses in future periods when the actual activity levels become known.

e.   Intangible assets

Intangible assets acquired separately from a business are initially stated at cost, net of any amortization and any provision for impairment.  Where a finite useful life of the acquired intangible asset cannot be determined, the asset is not subject to amortization but is tested for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

f.   Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually in the second half of each fiscal year for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.  Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).  Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

g.   Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

a) Financial assets, initial recognition and measurement

All financial assets, such as receivables and deposits, are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

The Group assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred “loss event”), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

b) Financial liabilities, initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, and payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, loans and borrowings and warrants classified as liabilities.

c) Subsequent measurement

The measurement of financial liabilities depends on their classification. Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method if the time value of money is significant.

h.   Financial assets and liabilities

Financial assets and financial liabilities are included in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Non-derivative financial instruments

Cash and cash equivalents

Cash and cash equivalents include bank balances, demand deposits, and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

Financial liabilities and equity

The Group classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will or may be settled in the Group’s own equity instruments and is a non-derivative for which the Group is, or may be, obliged to deliver a variable number of the Group’s own equity instruments or a derivative that will, or may be, settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.  An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received. Direct issuance costs are processed as a deduction on equity.

Derivative financial instruments

The Group does not have a policy of engaging in speculative transactions, nor does it issue or hold financial instruments for trading purposes.

The Group has entered into various financing arrangements with its investors, including convertible loans. These convertible loans each include embedded financial derivative elements (being the right to acquire equity in the Group at a future date for a pre-determined price). Therefore, while the Group does not engage in speculative trading of derivative financial instruments, it may hold such instruments from time to time as part of its financing arrangements. The Group has also entered into financing arrangements that include the issuance of warrants. These warrants may be considered derivative financial instruments based on the terms of the agreements.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the consolidated income statement, as the Group currently does not apply hedge accounting.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

i.    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency, or bankruptcy of the Group or the counterparty.

j.   Share-based payment transactions

The fair value of options and warrants granted to employees, Directors, and consultants is recognized as an expense, with a corresponding increase in equity, over the period in which the option and warrant holders become unconditionally entitled to the options and warrants unless incremental and directly attributable to an equity transaction in which case it is deducted from equity. The fair value of the options and warrants granted is measured using an option valuation model, taking into account the terms and conditions upon which the options were granted.

k.     Financial income and expenses

Financial income comprises interest receivable on funds invested. Financial expenses comprise interest payable.

Interest income and interest payable are recognized in the income statement as they accrue, using the effective interest method.

l.      Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for:  the initial recognition of goodwill; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit other than in a business combination; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.

m.   Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its shares.  Basic EPS is calculated by dividing the profit or loss attributable to shares of the Group by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which comprise share options and warrants granted to employees and non-employees. In periods when the Group has a loss attributable to shareholders, diluted EPS equates to basic EPS.

n.    Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

o.   Equity

The Company classifies an instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

An instrument is classified as a financial liability when it is either (i) a contractual obligation to deliver cash or another financial asset to another entity; or (ii) a contract that will, or may be, settled in the Company’s own equity instruments and is a non-derivative for which the Company is, or may be, obliged to deliver a variable number of the Company’s own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

An equity instrument is defined as any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. An instrument is an equity instrument only if the issuer has an unconditional right to avoid settlement in cash or another financial asset.

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds

p.   Critical accounting estimates and judgments

In preparing the financial information, the Directors make judgments on how to apply the Group’s accounting policies and make estimates about the future. The critical judgments that have been made in arriving at the amounts recognized in the financial information and the key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year, are discussed below:

Acquisition and valuation of the iclaprim assets (Judgement and Estimate)

The Directors, on assessing if the acquisition of the Nuprim iclaprim assets was of a business or of a group of assets, considered:

•                  the identified elements of the acquired group;

•                  the capability of the acquired group to produce outputs; and

•                  the impact that any missing elements have on a market participant’s ability to produce outputs with the acquired group.

As the acquired group was not accompanied by any associated processes and because the acquired assets do not have planned principal activities, or a plan to produce outputs, the Directors considered the acquisition to be of a group of assets, not a business.

The Directors use their judgment to identify the separate intangible assets and then determine a fair value for each based upon the consideration paid, the nature of the asset, industry statistics, future potential, and other relevant factors. Asset acquisitions are measured based on their cost to the acquiring entity, which generally includes transaction costs. An asset’s acquisition cost or the consideration transferred by the acquiring entity is assumed to be equal to the fair value of the net assets acquired, unless contrary evidence exists. These fair values are tested for impairment annually, the assessment of which includes quantitative and qualitative factors, including projected future cash flow estimate. The projected future cash flows are also used to support the carrying value of the investment and intercompany receivable balances recognised on the Company’s Statement of Financial Position.

Research and development expenditures (Judgement)

Research and development expenditures are currently not capitalized because the criteria for capitalization are not met. At each balance sheet date, the Group estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although the Group does not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

Share based payments and fair value of warrants (Estimate)

The Directors have to make judgments when deciding on the variables to apply in arriving at an appropriate valuation of share based compensation and warrants, including appropriate factors for volatility, risk-free interest rate, and applicable future performance conditions and exercise patterns.

3.   Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

a.   Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, and if a counterparty will default on its contractual obligations resulting in financial loss to the Group.

The credit risk on liquid funds is limited because cash balances are held with bank and financial institutions with credit-ratings assigned by international credit-rating agencies.  All deposits are held with banks with S&P ratings of A-2 and AA- for short term deposits.

At December 31, 2017, no current asset receivables were aged over three months.  No receivables were impaired.

b.   Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The principal risk to which the Group is exposed is liquidity risk. See discussion in Note 1 as it relates to the Group’s ability to continue as a going concern.

The Group has financed its operations to date using cash raised through the issuance of debt and equity. The Directors acknowledge that uncertainty remains over the ability of the Group to have the resources to fully support advancing iclaprim through regulatory approval and commercialization in the United States and Europe.  Subject to the availability of funding, the Group also plans to commence additional phase 3 clinical trials of iclaprim in patients with hospital-acquired bacterial pneumonia, including those with ventilator-associated bacterial pneumonia. To fund the additional clinical trial and the commercialization of iclaprim, the Group will need additional funding through public markets, private financing, and/or partnering opportunities.

The Group is heavily dependent on the public markets both in the United States and United Kingdom.  A downturn in the public markets, especially in biotech, may make it difficult for the Group to obtain sufficient funds on acceptable terms.  A delay obtaining additional funding could lead to a decrease in the Group’s prospects for the commercialization of iclaprim.

In the event that the Group does not have adequate capital to maintain or develop its business, additional capital may not be available to the Group on a timely basis, on favorable terms, or at all, which could have a material and negative impact on the Group’s business and results of operations.

Contractual maturities of financial liabilities:

		Between 1	Between 2
	< 1 year	and 2 years	and 5 years	Over 5 years	Total
At December 31, 2017	US $	US $	US $	US $	US $
Trade and other payables	10,889,554	—	—	—	10, 889,554
Payable on completion of clinical trial	500,000	—	—	—	500,000
Derivative liabilities	—	—	12,626,299	—	12,626,299
Term Loan and other non-current (Note 13)	—	4,699,701	10,730,299	—	15,430,000
	11,389,554	4,699,701	23,356,598	—	39,445,853

		Between 1	Between 2
	< 1 year	and 2 years	and 5 years	Over 5 years	Total
At December 31, 2016	US $	US $	US $	US $	US $
Trade and other payables	12,319,117	—	—	—	12,319,117
Payable on completion of clinical trial	500,000	—	—	—	500,000
Derivative liabilities	—	—	5,798,058	—	5,798,058
	12,819,117	—	5,798,058	—	18,617,175

c.               Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed by minimizing the balance of foreign currencies to cover expected cash flows during periods where there is strengthening in the value of the foreign currency. The Group holds part of its cash resources in US dollars and British pounds sterling. The valuation of the cash fluctuates along with the US dollar/sterling exchange rate.  No hedging of this risk is undertaken.

The carrying amounts of foreign currency denominated monetary net assets at the reporting date are as follows:

	December 31, 2017	December 31, 2016
	US $	US $
Sterling - Cash	461,857	17,795

At December 31, 2017, a change in foreign currency exchange rates is not expected to have a significant impact on the profit or losses of the Group.

Interest rate risk

The Group’s exposure to interest rate risk is limited to interest earned on the cash and cash equivalent balance of $22.7 million and its financing exposures on the Hercules loan, which has an initial interest rate of 10% tied to the U.S. prime rate. A change in interest rates is not expected to have a significant impact on the profit or losses of the Group.

d.              Capital risk management

The Directors define capital as the total equity of the Group. The Directors’ objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal structure to reduce the cost of capital. In order to maintain an optimal capital structure, the Directors may adjust the amount of dividends paid to shareholders, return capital to shareholders and issue new shares to reduce debt.

4.              Other income and expense items

This note provides a breakdown of the items included in other income, finance income, and costs and an analysis of expenses by nature for the years ended December 31, 2017, 2016 and 2015.

a.              Other income

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Gains on settlement of contract disputes	—	83,320	5,027

The gain on settlement of contract disputes for the year ended December 31, 2016 relates to a write off of a payable due to a consultant as a result of a settlement with him. The gain on settlement of contract disputes for the year ended December 31, 2015 primarily relates to payables to a Director for amounts owed to him for his services as Chief Executive Officer. These amounts were written off in a settlement agreement.

b.              Breakdown of expenses by nature

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
General and administrative expenses
Employee benefits expenses, including share-based payments	2,778,854	1,445,110	1,146,566
Directors’ fees	728,798	423,051	380,969
Legal and professional fees	2,762,334	2,073,317	1,444,507
Investor and public relations advisory fees	1,283,012	647,919	292,949
Other expenses	988,398	322,753	312,189
	8,541,396	4,912,150	3,577,180

Research and development costs
Employee benefits expenses, including share-based payments	1,468,719	677,412	—
Contract research organization expenses	22,066,179	30,445,967	3,055,421
Chemistry and manufacturing development and other non-clinical development	2,933,475	2,145,641	949,466
Other research and development costs	3,006,920	1,525,795	676,053
	29,475,293	34,794,815	4,680,940

	2017	2016	2015
	US $	US $	US $
Auditors’ Remuneration
Fees paid/payable to the company’s auditors and its associates for the audit of the parent company and consolidated financial statements	60,630	40,000	73,730
- Audit of the Group’s overseas filings	257,500	210,000
- Audit related assurance services	208,040	20,092	—
Advisory services in relation to F-1/A1 filings	—	601,431	—
	526,170	871,523	73,730

c.               Finance income and costs

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Finance income
Interest from financial assets	133,612	69,754	15,028
	133,612	69,754	15,028

Finance costs
Interest expense	(200,000)	(383,259)	(268,216)
Accretion of end of term payment	(22,758)	—	—
Amortisation of deferred financing costs	(52,691)	—	—
	(275,449)	(383,259)	(268,216)
Net finance costs	(141,837)	(313,505)	(253,188)

5.              Employee numbers and costs

The monthly average number of persons employed by the Group (including Executive Directors but excluding Non-executive Directors) and key management personnel during the year, analyzed by category, was as follows:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Executive Directors	1	2	2
Key management personnel	7	4	2
Total	8	6	4

The aggregate payroll costs of Executive Directors and key management personnel were as follows:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Short-term benefits:
Wages and salaries	2,287,458	1,527,776	935,081
Social security and other employer costs	252,040	67,410	60,604
Share-based payments(1)	1,120,374	119,845	150,881
	3,659,872	1,715,031	1,146,566

(1) The total share-based payments do not reflect the out-of-period adjustment recorded in 2017 (Note 16).

6.              Directors’ remuneration

	Salaries		Social	2017	2016	2015
	and fees	Bonuses	Security	Total	Total	Total
	US $	US $	US $	US $ (2)	US $	US $
Executive
Graham Lumsden(1)(2)	425,000	127,500	15,499	567,999	488,510	557,180
Non-executive
Robert Bertoldi(2)	125,000	—	9,563	134,563	137,783	135,126
Richard Morgan	113,500	—	—	113,500	177,725	217,072
Charlotta Ginman(3)	67,279	—	—	67,279	57,475	32,042
Jonathan Gold	194,004	—	—	194,004	114,094	25,881
Zaki Hosny	63,000	—	—	63,000	57,475	28,756
Mary Lake Polan	60,000	—	—	60,000	54,094	25,881
John Stakes(4)	—	—	—	—	30,869	28,756
Bruce Williams	64,000	—	—	64,000	54,094	25,881
Craig T. Albanese	38,333	—	—	38,333	—	—
Total	1,150,116	127,500	25,062	1,302,678	1,172,119	1,076,575

(1)         On February 2, 2018, Dr. Lumsden was awarded a cash bonus of $127,500 for services provided in 2017.  A portion, or $42,500, of the cash bonus is contingent on meeting certain operational milestones in 2018.

(2)         Total remuneration for Dr. Lumsden and Mr. Bertoldi exclude employer 401k pension contributions of $7,950 and $6,075, respectively, during 2017.

(3)         Ms. Ginman’s remuneration for 2017 was £52,195 or US $67,279 based on an average exchange rate of 1.289 for the period.

(4)         Mr. Stakes resigned from the Board of Directors effective July 1, 2016.

The Directors’ remuneration included in the table above represents the amount paid and/or awarded to each director during the years ending December 31, 2017 and 2016. The highest paid director’s aggregate emolument was $567,999 for the year ending December 31, 2017.  No director exercised share options during the year ending December 31, 2017.

Directors of the Company have been awarded rights to subscribe for shares in the Group as set out below.

				Exercise
	1 January		31 December	price	Grant	Expiry
	2017	Granted	2017	US $	date	date

Richard Morgan	73,215	—	73,215	$0.70	Jan 1, 2010	Jan 1, 2020
	6,179	—	6,179	$0.70	Jan 1, 2011	Jan 1, 2021
	502,950	—	502,950	$0.14	Dec 4, 2014	Dec 4, 2024
	582,344	—	582,344

Craig T. Albanese	—	100,000	100,000	$0.44	May 4, 2017	May 4, 2027
	—	100,000	100,000

Robert Bertoldi	53,887	—	53,887	$0.70	Jan 1, 2010	Jan 1, 2020
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	305,362	—	305,362

Charlotta Ginman	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	251,475	—	251,475

Jonathan Gold	73,502	—	73,502	$0.70	Jan 1, 2010	Jan 1, 2020
	5,964	—	5,964	$0.70	Jan 1, 2011	Jan 1, 2021
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	330,941	—	330,941

Zaki Hosny	53,888	—	53,888	$0.70	Jun 18, 2009	Jun 18, 2019
	14,370	—	14,370	$0.70	Jan 1, 2010	Jan 1, 2020
	2,587	—	2,587	$0.70	Jan 1, 2011	Jan 1, 2021
	107,774	—	107,774	$0.14	Jan 30, 2013	Jan 30, 2023
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	430,094	—	430,094

Graham Lumsden	574,800	—	574,800	$0.14	May 25, 2013	May 25, 2023
	2,874,000	—	2,874,000	$0.14	Dec 4, 2014	Dec 4, 2024
	—	1,000,000	1,000,000	$0.33	Feb 7, 2017	Feb 7, 2027
	—	700,000	700,000	$0.33	Feb 7, 2017	Feb 7, 2027
	3,448,800	1,700,000	5,148,800

Mary Lake Polan	67,036	—	67,036	$0.70	Jan 1, 2010	Jan 1, 2020
	5,461	—	5,461	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	323,971	—	323,971

Bruce Williams	67,252	—	67,252	$0.70	Jan 1, 2010	Jan 1, 2020
	28,740	—	28,740	$0.70	Jan 16, 2010	Jan 16, 2020
	71,850	—	71,850	$0.70	Nov 15, 2010	Jan 16, 2020
	2,802	—	2,802	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	422,118	—	422,118

7.              Income tax expense

Recognized in the income statement:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Current tax expense	US $	US $	US $
U.K. corporation taxes	—	—	—
Overseas taxes	22,000	287	774
	22,000	287	774

The main rate of U.K. corporation tax was reduced from 21% to 19% from April 1, 2015 and has been reflected in these consolidated financial statements.

The tax expense recognized for the years ended December 31, 2017, 2016 and 2015 is higher than the standard rate of corporation tax in the U.K. of 19%.  The differences are reconciled below:

	2017	2016	2015
Reconciliation of effective tax rate:	US $	US $	US $
Loss on ordinary activities before taxation	(44,788,366)	(40,324,015)	(8,515,925)
U.K. Corporation tax 19%	(1,570,723)	(449,929)	(355,889)
Overseas tax at higher rate	(7,669,495)	(12,954,729)	(2,297,873)
Effects of:
Unrecognized losses	(9, 240,218)	(13,404,371)	(2,652,988)
Other adjustments-overseas taxes	22,000	287	774
Total tax charge	22,000	287	774

There is an unrecognized cumulative deferred tax asset of US $1,783,102, relating to deferred tax on losses generated of US $10,488,833 the U.K. during the years ended December 31, 2017 and 2016.

8.              Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.  In accordance with IAS 33, where the Group has reported a loss for the year, the shares are anti-dilutive.

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Loss after taxation	(44,810,366)	(40,324,302)	(8,516,699)

Basic and diluted weighted average shares in issue	231,530,091	116,558,191	61,225,922

Basic and diluted loss per share	(0.19)	(0.35)	(0.14)

The following potentially dilutive securities outstanding at December 31, 2017, 2016 and 2015 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	2017	2016	2015
Convertible promissory notes	—	—	14,510,770
Warrants	49,399,947	5,726,364	6,925,962
Share options	17,065,534	6,810,357	7,182,674
	66,465,481	12,536,721	28,619,406

9.              Intangible assets (Group)

As of December 31, 2015
Cost	6,195,748
Accumulated amortization and impairment	—
Net book amount at December 31, 2015	6,195,748
Additions	—
Amortization charge	—
Net book amount at December 31, 2016	6,195,748

As of December 31, 2016
Cost	6,195,748
Accumulated amortization and impairment	—
Net book amount at December 31, 2016	6,195,748
Additions	—
Amortization charge	—
Net book amount at December 31, 2017	6,195,748

The Directors do not believe that the merger between Motif BioSciences Inc. and Nuprim Inc. meets the definition of an acquisition of a business as set out in IFRS 3 and is therefore accounted for as an acquisition of an asset.

The fair value of the assets acquired under the merger arrangement represent the aggregate estimated value of:

•                  11,318,439 ordinary shares in Motif Bio plc at the placing price of 20 pence per share;

•                  9,432,033 warrants at the placing price of 20 pence per ordinary share; and

•                  a milestone payment of US $500,000 to be paid by Motif BioSciences Inc. to Acino Pharma AG upon completion of the first Phase III trial.

The value of the warrants has been estimated using the Black Scholes option pricing model with appropriate factors for volatility and risk-free interest rate. The Directors considered the separable value of the active pharmaceutical ingredients and determined it did not constitute a material component of the fair value of the assets acquired. No discount has been applied to the expected milestone payment of US $500,000 given management’s expectation that the liability will be settled in early 2018.

Details of the purchase consideration and amounts attributed to net assets acquired are as follows:

US $
Purchase consideration:
Ordinary shares in Motif Bio plc	3,355,375
Warrants to subscribe for ordinary shares in Motif Bio plc	2,340,373
Total purchase consideration	5,695,748

Iclaprim assets	6,195,748
Milestone payment	(500,000)
Net assets acquired	5,695,748

As the IPR&D asset is not yet available for commercial use, no amortization has been charged to date.

The Group performs an impairment test over the asset on an annual basis or when a triggering event has occurred. Based on the results of the test, no impairment was recorded in the years ended December 31, 2017 or 2016.

10.       Prepaid expenses and other receivables

	Group		Company
	12 months	12 months	12 months	12 months
	ended	ended	ended	ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Amounts due within one year	US $	US $	US $	US $
Other receivables and prepayments	317,584	401,064	249,152	349,368
	317,584	401,064	249,152	349,368

The maximum exposure to credit risk at the end of each reporting period is the fair value of each class of receivables set out above. The Group held no collateral as security. The Directors estimate that the carrying value of receivables approximated their fair value.

11.       Cash and cash equivalents

	Group		Company
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
	US $	US $	US $	US $
Cash at bank	22,651,475	21,829,632	629,257	21,817,489
	22,651,475	21,829,632	629,257	21,817,489

12.       Trade and other payables

	Group		Company
	12 months	12 months	12 months	12 months
	ended	ended	Ended	ended
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
Amounts due within one year	US $	US $	US $	US $
Trade payables(1)	6,464,038	734,405	—	68,940
Accrued expenses — Contract research organization	1,293,379	10,854,531	—	—
Accrued expenses other	3,007,893	727,947	35,331	27,976
Amounts due to affiliates	—	78	—	—
Other payable	124,244	2,156	124,244	—
	10,889,554	12,319,117	159,575	96,916

(1)         Trade payables include US $5,704,052 owed to the Group’s contract research organization.

The Directors estimate that the carrying value of trade and other payables approximated their fair value.  The amounts due to the Group’s contract research organization are due in 2018.

13.       Interest bearing loans and borrowings (Group)

	Dec 31, 2017	Dec 31, 2016
Non-current liabilities	US $	US $
Term Loan	15,000,000	—
Deferred financing costs	(942,853)	—
Net non-current liabilities	14,057,147	—

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) for up to US $20 million in debt financing with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group $20.0 million in two tranches. The first tranche of US $15.0 million was drawn down at closing, with the remaining $5.0 million available upon the achievement of certain milestones anticipated in 2018, or at Hercules’s discretion.

These milestones include (i) (x) the FDA has accepted Borrower’s New Drug Application for marketing approval with respect to Borrower’s “iclaprim” product for the treatment of patients with acute bacterial skin and skin structure infection (“ABSSSI”), and (y) Borrower has enrolled its first patient in its Phase 3 clinical study of Borrower’s “iclaprim” product for the treatment of hospital-acquired bacterial pneumonia (“HABP”), (ii) Borrower has obtained market approval from the FDA with respect to Borrower’s “iclaprim” product for the treatment of patients with ABSSSI, or (iii) at the discretion of Hercules.

The terms include an initial interest-only period of 15 months, extendable to 21 months on the achievement of certain milestones; a 30-month capital and interest repayment period thereafter; an interest rate of 10% tied to the US prime rate and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. In addition, there is a payment of $0.4 million due at the end of the term of the loan. Under the credit agreement, the Group issued Hercules a warrant to purchase up to 73,452 of its ADS (each representing 20 ordinary shares) at an exercise price of US $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million. In connection with the Hercules Loan Agreement closing, the Group incurred US $0.5 million in fees and issued warrants with a fair value of approximately $0.4 million. Both items are classified as a direct reduction from the Hercules Loan Agreement balance and will be amortized over the life of the Loan using the effective interest rate method. The Group is also subject to an end of term charge equal to 2.15% of the total loan capacity.  The end of term charge is payable upon loan maturity or the date that the Group prepays the outstanding loan balance. For the year ended December 31, 2017, the Group recognized total interest expense of US $275,449, comprised of interest expense of $200,000, accretion expense related to the end of term payment of US $22,758 and amortization expense related to the deferred financing costs of $52,691. Under the Hercules Loan Agreement, the Group was required to provide Hercules Capital, Inc. certain informational reports by December 30, 2017.  The Group did not provide such information in a timely manner. The Group believes and represents that it has since provided all required informational reports and is in compliance with covenant requirements as of December 31, 2017 and as of the date that these financial statements are issued, as we believe that the untimely provision of information did not result in an Event of Default under the terms of the loan agreement.

14.       Warrants (Group and Company)

Warrant activity

The Group has issued warrants for services performed and in conjunction with various equity financings. The Group’s warrants represent the right to purchase ordinary shares or ADS’s and have either a Pounds Sterling or US Dollar exercise price. The ADS warrants are exercisable to purchase ADS’s, which each represent 20 ordinary shares. Depending on the terms of the warrant agreements, the ordinary share or ADS warrants are classified as either equity or a liability. Liability classified warrants are remeasured each reporting period, with changes in fair value recorded in the statements of comprehensive loss. The following is a summary of the Group’s warrant activity during the year ended December 31, 2017:

	Number of Warrants		Weighted Average Exercise Price
	Ordinary shares	ADS	Ordinary shares	ADS
Outstanding as of January 1, 2017	23,729,865	1,219,246	£0.278	$8.03
Expired (1)	(416,645)	—	$0.56	—
Granted	—	133,452	—	$8.51
Exercised	(640,353)	(16,344)	£0.322	$8.03
Outstanding as of December 31, 2017	22,672,867	1,336,354	£0.272	$8.08

(1)         The ordinary warrants that expired in December 2017 had an exercise price denominated in US dollars. All other ordinary warrants have Pounds Sterling exercise prices.

The Group’s warrants outstanding and exercisable as of December 31, 2017 were as follows:

Type of Warrant Outstanding	Number Outstanding and Exercisable	Exercise Price		Expiration Date
Ordinary shares (1)	1,367,089	GBP £	0.20	April 2, 2020
Ordinary shares (1)	1,082,384	GBP £	0.50	July 21, 2020
Ordinary shares (2)	10,791,361	GBP £	0.322	November 23, 2021
ADS (2)	1,202,902	US $	8.03	November 23, 2021
Ordinary shares (1)	9,432,033	GBP £	0.20	April 2, 2025
ADS (2)	60,000	US $	7.26	July 31, 2022
ADS (2)	73,452	US $	9.53	November 14, 2022

(1)         Warrants totalling 11,881,506 of ordinary shares are equity classified.

(2)         Warrants totalling 10,791,361 of ordinary shares and 1,336,354 of ADS are liability classified.

Liability classified warrants

ADS warrants

On November 23, 2016, the Group closed an initial U.S. offering of 2,438,491 ADSs and 1,219,246 ADS warrants at a price of US $6.98 per ADS/Warrant combination. Each ADS represents 20 ordinary shares. The warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis. This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $3,849,160 using the Black-Scholes model.

The Group develops its own assumptions for use in the Black-Scholes option pricing model that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered Level 1 and 2 measurements.

On August 1, 2017, the Group issued to a third party a warrant to purchase up to 60,000 ADSs at an exercise price of $7.26 per ADS. The warrant vests 5,000 ADS at issuance, with the remaining 55,000 ADS vesting upon satisfaction of various performance conditions related to the Group’s stock price and trading volumes. Once vested, the warrant may be exercised on a cashless basis, and expires on July 31, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $109,431 using the Black-Scholes model.

At issuance, the following assumptions were used in the Black-Scholes model.

August 1, 2017

Share price (US $)	7.26
Exercise price (US $)	7.26
Expected volatility	70%
Number of periods to exercise	5.0
Risk-free rate	1.80%
Expected dividends	—

On November 14, 2017, in conjunction with the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 ADS’s at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. The warrant may be exercised on a cashless basis, and is immediately exercisable through November 14, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $419,573 using the Black-Scholes model.

At issuance, the following assumptions were used in the Black-Scholes model.

November 14, 2017

Share price (US $)	9.53
Exercise price (US $)	9.53
Expected volatility	72%
Number of periods to exercise	5.0
Risk-free rate	2.06%
Expected dividends	—

At December 31, 2017 and 2016, the liability classified ADS warrants had a fair value of US $8,927,252 and $3,967,189 using the following weighted-average assumptions in the Black-Scholes model:

	December 31, 2017	December 31, 2016

Share price (US $)	10.81	6.19
Exercise price (US $)	7.91	8.03
Expected volatility	74%	70%
Number of periods to exercise	3.82	4.92
Risk-free rate	1.93%	1.91%
Expected dividends	—	—

Ordinary warrants

On November 23, 2016 the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of £0.28 per share/warrant combination. The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021. In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the warrants, the Group recorded a derivative liability of US $1,812,959 using the Black-Scholes model.

At December 31, 2017 and 2016, the liability classified ordinary warrants had a fair value of US $3,699,047 and $1,830,869 using the Black-Scholes model and the following assumptions:

	December 31, 2017	December 31, 2016

Share price (GBP)	0.41	0.25
Exercise price (GBP)	0.322	0.322
Expected volatility	76%	70%
Number of periods to exercise	3.90	4.92
Risk-free rate	2.09%	1.91%
Expected dividends	—	—

The following is a summary of the Group’s liability classified warrant activity, including both ADS and Ordinary warrants, during the years ended December 31, 2017 and 2016:

Fair value
Liability classified warrants	US $

January 1, 2016	—
Issued during the year	$5,662,119
Loss from revaluation of derivative liabilities	135,939
Balance at December 31, 2016	5,798,058
Issued during the year	529,004
Exercised during the year	(284,402)
Impact of foreign exchange	192,088
Loss from revaluation of derivative liabilities	6,391,551
Balance at December 31, 2017	$12,626,299

15.       Contingent liabilities

On February 28, 2018, the Group’s Board of Directors awarded Dr. Lumsden a cash bonus of $127,500 for his performance and contributions during 2017.  A portion, or $42,500, of the cash bonus is contingent upon achieving certain operational milestones in 2018.  Dr. Lumsden received a separate supplemental bonus of $50,000 that is also contingent upon operational milestones in the first half of 2018.  Dr. Huang was awarded a cash bonus of $142,000 for his performance and contributions in 2017.  A portion, or $42,000, of the cash bonus is contingent upon achieving certain operational milestones in 2018.

16.       Share based payments

Motif BioSciences Inc. issued options and warrants to employees, Directors, consultants, and note holders. As part of the merger between Motif Acquisition Sub, Inc. and Motif BioSciences Inc., described in Note 1, each outstanding share option granted by Motif BioSciences Inc. was assumed and converted by Motif Bio plc into options to subscribe for ordinary shares in Motif Bio plc. The number of share options and the exercise prices have been adjusted to reflect the reverse stock split in the capital of Motif BioSciences Inc. on March 13, 2015.

On December 4, 2014, Motif BioSciences Inc. adopted a Share Option Plan (the “Plan”) under which options can be granted to employees, consultants, and Directors. The share price used for the Plan prior to being traded on AIM was based on management’s assessment of the valuation of the Group given the net assets and future potential of the Group at the time of granting.

Motif Bio plc adopted a Share Option Plan (the “New Plan”) on April 1, 2015. The New Plan replaces Motif BioSciences Inc.’s previous share plan.  There were no changes to the fair value of share options granted under the Plan with the only change being to grant the holders shares in Motif Bio plc rather than Motif BioSciences Inc. upon exercising options. The exercise price for each option will be established at the discretion of the Board provided that the exercise price for each option shall not be less than the nominal value of the relevant shares if the options are to be satisfied by a new issue of shares by the Group and provided that the exercise price per share for an option shall not be less than the fair market value of a share on the effective date of grant of the option. Options will be exercisable at such times or upon such events and subject to such terms, conditions and restrictions as determined by the Board on grant date. However, no option shall be exercisable after the expiration of ten years after the effective date of grant of the option.

		Weighted average
	Number of	exercise price
	share options	US $

Outstanding at January 1, 2016	13,427,495	0.33
Granted during the year	3,261,577	0.58
Forfeited during the year	—	—
Exercised during the year	(263,690)	0.14
Expired during the year	(862,200)	0.70
Outstanding at December 31, 2016	15,563,182	0.37
Granted during the year	5,800,000	0.33
Forfeited during the year	(4,153,948)	0.53
Exercised during the year	(143,700)	0.14
Expired during the year	—	—
Outstanding at December 31, 2017	17,065,534	0.32
Exercisable at December 31, 2017	11,334,173	0.29

The range of exercise prices of the options at December 31, 2017 was US $0.14 - $0.91.  The weighted average contractual term of options outstanding at December 31, 2017 and 2016 was 7.0 years and 7.3 years, respectively.  The weighted average remaining contractual term of options exercisable at December 31, 2017 was 6.1 years.

The fair value of options granted have been valued using the Black-Scholes option pricing model. The weighted-average fair value of options granted during the year ended December 31, 2017 was $0.26. Volatility is based on reported data from selected reasonably similar publicly traded companies for which the historical information is available. The Group does not have sufficient history to estimate the volatility of its share price. The weighted-average assumptions for option grants were as follows:

Year ended Dec 31, 2017

Share price (US $)	0.34
Exercise price (US $)	0.34
Expected volatility	70.86%
Term	10 years
Risk-free rate	2.11%
Expected dividends	—

The total expense recognized for the years arising from stock-based payments are as follows:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
General and administrative expense	1,143,496	513,541	325,908
Research and development expense	564,579	—	—
Total share-based payment expense	1,708,075	513,541	325,908

During the preparation of the interim financial statements for the six months ended June 30, 2017, the Group identified and corrected a prior period error whereby stock-based compensation expense was understated primarily due to recognizing expense only when an award vested, not over the required service period using a graded vesting approach as required under IFRS 2. The Group assessed the materiality of the out-of-period adjustments on all impacted periods and determined that they were not material to any of the periods and that a restatement of previously issued financial statements was not required.  The Group concluded that the cumulative adjustment to correct the error should be recorded in the year ended December 31, 2017.

The expense in fiscal years 2016 and 2015 and 2014 was understated by $802,282, $291,696 and $31,799, respectively. The out-of-period correction increased General and Administrative expense by $762,836 and Research and Development expense by $362,941 for the year ended December 31, 2017. None of these adjustments had an impact on the cash resources of the Group.

17.       Share capital (Company)

Allotted, called up and fully paid:	Number	US $

In issue at December 31, 2015	108,601,496	1,645,291

Issued:
Ordinary shares of 1p each	409,000	5,405
Ordinary shares of 1p each	48,769,820	607,574
Ordinary shares of 1p each	22,863,428	284,833
Ordinary shares of 1p each	119,990	1,509
Ordinary shares of 1p each	467,024	5,801
Ordinary shares of 1p each	14,510,770	177,786

In issue at December 31, 2016	195,741,528	2,728,199

Issued:
Ordinary shares of 1p each	143,700	1,748
Ordinary shares of 1p each	326,880	4,262
Ordinary shares of 1p each	66,666,667	846,667
Ordinary shares of 1p each	250,000	3,185
Ordinary shares of 1p each	390,353	5,140

In issue at December 31, 2017	263,519,128	3,589,201

On September 9, 2016, Motif Bio plc issued 409,000 ordinary shares to Amphion Innovations plc as part of the terms of the renegotiated convertible promissory notes.

On November 23, 2016, Motif Bio plc issued 2,438,491 ADSs upon the closing of an initial U.S. offering and 1,219,246 warrants over ADS at a price of US $6.98 per ADS/Warrant combination.   Each ADS represents 20 ordinary shares.

On November 23, 2016, Motif Bio plc issued 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of 28 pence per share/warrant combination.

On November 29, 2016, 119,990 ordinary shares were issued upon the exercise of options.

In December 2016, 467,024 ordinary shares were issued upon the exercise of options and warrants.

In December 2016, Motif Bio plc issued 14,510,770 new ordinary shares following the conversion of convertible promissory notes by Amphion Innovations plc and Amphion Innovations US Inc.  The notes which totaled US $3,550,786 were converted in accordance with their terms at US $0.2447 per share.

In January 2017, 143,700 ordinary shares were issued upon the exercise of options.

In May 2017, 326,880 ordinary shares were issued upon the exercise of warrants.

In June 2017, Motif Bio plc issued 66,666,667 ordinary shares at a price of 30 pence per share.  The Company raised $24,569,634 in gross proceeds and incurred $1,734,562 of issuance costs in connection with this offering.  These issuance costs, which include placement fees, are recorded as a reduction in equity.

In July 2017, 250,000 ordinary shares were issued upon the exercise of warrants.

In November 2017, a total of 390,353 ordinary shares were issued upon the exercise of warrants.

Share premium represents the excess over nominal value of the fair value consideration received for equity shares net of expenses of the share issue.

Retained deficit represents accumulated losses.

The group re-organization reserve arose when Motif Bio plc became the parent of the Group.  The transaction, falling as it does outside the scope of IFRS 3, has been accounted for as a group re-organization and not a business combination.  The re-organization reserve can be derived by calculating the difference between the nominal value of the shares in Motif Bio plc issued to the former shareholders in Motif BioSciences Inc. and the share capital and share premium of Motif BioSciences Inc. at the date of the merger.

18.       Financial assets and financial liabilities

The Group and Company hold the following financial instruments:

	Group	Company
	Financial assets	Financial assets
	at amortized cost	at amortized cost
Financial assets	US $	US $
2017
Prepaid expenses and other receivables	317,584	249,152
Due from affiliates	—	47,733,088
Cash and cash equivalents	22,651,475	629,257
	22,969,059	48,611,497
2016
Prepaid expenses and other receivables	401,064	349,368
Due from affiliates	—	3,294,823
Cash and cash equivalents	21,829,632	21,817,489
	22,230,696	25,461,680

	Group	Company
	Financial liabilities	Financial liabilities
	at amortized cost	at amortized cost
Financial liabilities	US $	US $
2017
Trade and other payables	10,889,554	159,575
Payable on completion of clinical trial	500,000	—
Derivative liabilities	12,626,299	12,626,299
	24,015,853	12,786,274

2016
Trade and other payables	12,319,117	96,916
Payable on completion of clinical trial	500,000	—
Derivative liabilities	5,798,058	5,798,058
	18,617,175	5,894,974

18.       Financial assets and financial liabilities, continued

Fair value disclosures

The Group’s cash, prepaid expenses and other current assets and trade and other payables are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. These are measured at fair value using Level 1 inputs.

The Group’s derivative liabilities are measured at fair value using Level 1 or 2 inputs. See discussion in Note 14 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from December 31, 2016 to December 31, 2017. The Group determined that the book value of the Hercules Loan Agreement (Note 13) approximates its fair value as of December 31, 2107 due the proximity of the transaction date with December 31, 2017 and the interest being tied to the U.S. Prime Rate. There were no transfers between fair value levels during the years ended December 31, 2017 or 2016.

There were no non-recurring fair value measurements for the years ended December 31, 2017 or 2016.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible.  Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•                  Level 1:  quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                  Level 2:  inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                  Level 3:  inputs for the asset or liability that are not based on observable market data (unobservable inputs).

19.       Subsidiaries

				Method used
	Country of	Percentage	Percentage	to account for
Company name	incorporation	shareholding	voting power	investment
Motif BioSciences Inc.	Delaware, USA	100%	100%	Consolidation

The principal activity of Motif BioSciences, Inc. is proprietary drug discovery research and development. Motif BioSciences Inc. was incorporated in the US State of Delaware on December 2, 2003 and has its registered office at 251 Little Falls Drive, Wilmington, Delaware, 19808.

The Company’s increase in its investment in Motif BioSciences, Inc. of $1,567,743 related to the Company’s share options that were granted to BioSciences, Inc. employees during the fiscal 2017 year.

20.       Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At December 31, 2017, Amphion Innovations plc and its wholly owned subsidiary, Amphion Innovations US, Inc., or collectively, the Amphion Group, owned 14.48% of the issued ordinary shares in Motif Bio plc. In addition, the Amphion Group previously provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes, which were converted to shares in December 2016. Total interest expense recorded for the year ended December 31, 2016 related to these notes was $390,485. Richard Morgan and Robert Bertoldi were Directors of both the Company and Amphion Innovations plc in the period. Transactions between the Group and the Amphion Group are disclosed below:

Advisory and Consultancy Agreement with Amphion Innovations US, Inc.

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services is US$120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. The Group paid $120,000 to Amphion Innovations US, Inc. during each year ending December 31, 2017 and 2016 in accordance with the terms of the agreement. As of the date of this annual report, the agreement continues to be in force.

Consultancy Agreement with Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was US $5,000 per month. On November 1, 2015, the consideration was increased to US $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving 90-days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to $125,000 to better reflect Robert Bertoldi’s time commitment to the Group with and effective date of 1 January 2017. The Group paid Robert Bertoldi US $125,000 and US $127,500 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

Consultancy Agreement with Amphion Innovations US, Inc.

On September 1, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services was US $15,500 per month. The agreement was for an initial period of 12 months, after which the agreement will terminate automatically unless renewed by the parties by mutual agreement. The agreement was not extended past the initial term.  The Group paid US $170,500 and US $19,633 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

Consultancy Agreement with Jonathan Gold

On April 13, 2016, we entered into a consultancy agreement with Jonathan Gold, a member of the Board of Directors. Under the terms of this agreement, Mr. Gold received a fixed fee of US $10,000 per month for strategic financial expert advice and guidance. The term of this agreement was six months, commencing January 1, 2016. The term of the agreement would automatically renew each month following the initial term, provided that each party provided its mutual agreement to renew in a signed writing, no later than 30 days prior to the expiration of the term. This agreement was not extended beyond the initial term.

On April 7, 2017, the Group entered into a new consultancy agreement with Mr. Gold. Under the terms of this agreement, Mr. Gold received a fixed fee of US $16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017. The term of the agreement would automatically renew each month following the initial term, as long as either party did not provide notice to the other party of its election not to continue to renew the agreement with at least 30-days advance notice.  This agreement was suspended as of December 31, 2017.

Intercompany Receivable (Company)

The Company had a net due from Motif BioSciences, Inc. of $47,733,088 and $3,294,823 at December 31, 2017 and 2016, respectively.  The receivable is payable on demand and does not bear interest.

21.       Subsequent events

On January 19, 2018, the Group announced that it filed a “universal” shelf registration statement on Form F-3 with the SEC, which was declared effective by the SEC on January 31, 2018. The filing of a shelf registration statement, a common practice by NASDAQ-listed companies, is intended to provide the Group with more timely and efficient access to the U.S. capital markets. The shelf registration, which can remain effective for up to three years, will enable the Company to offer, issue and sell, in one or more offerings at any time (as long as the shelf registration statement remains effective), up to an aggregate of $80 million of ordinary shares, including ADSs, where each ADS represents 20 ordinary shares), preference shares, warrants, subscription rights, debt securities and a combination of such securities, separately or as units. The Group currently has no specific plans to issue securities under this shelf registration. The specifics of any future offering, including the prices and terms of any securities offered by the Group, would be determined at the time of any such offering and would be described in detail in a prospectus supplement filed in connection with such offering.

Effective February 2, 2018, Jonathan Gold assumed the executive role of Chief Financial Officer upon the resignation of Robert Dickey IV, the Group’s former Chief Financial Officer.

On April 3, 2018, the Group announced the initiation of a rolling submission of a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) for iclaprim. The Group commenced the submission before the end of the first quarter of 2018 and is expecting to complete the submission of the full NDA during the second quarter of 2018.  The Group also announced that it received correspondence from the FDA that a small business waiver has been granted for the NDA application fee which is typically due upon submission of an NDA under the Prescription Drug User Fee Act (PDUFA).  As a result, the Group did not have to pay a $2.4 million application fee for this NDA submission.